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                            June 19, 2020

       Sachin Shah
       Chief Executive Officer
       Brookfield Renewable Partners L.P.
       73 Front Street, 5th Floor
       Hamilton, HM12, Bermuda

                                                        Re: Brookfield
Renewable Partners L.P.
                                                            Registration
Statement on Form F-3
                                                            Response Dated June
4, 2020
                                                            File No. 333-237996

       Dear Mr. Shah:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 18, 2020 letter.

       Response dated June 4, 2020

       Exchanges of BEPC Exchangeable Shares for BEP Units, page 12

   1. In your response to prior comment 1, you state that in connection with the primary exchange right, while
the BEP unit is being delivered by BEPC, it is BEP that is issuing the BEP units, not
BEPC. Please revise to explain the difference between the "issuance"
                                                        and "delivery" of the
BEP units by BEP and BEPC. In this regard, please explain the delivery obligation of
BEPC and clarify when such obligation would occur.
 Sachin Shah
Brookfield Renewable Partners L.P.
June 19, 2020
Page 2

      You may contact Kevin Dougherty, Staff Attorney, at (202) 551-3271 or Loan Lauren
Nguyen, Legal Branch Chief, at (202) 551-3642 with any questions.



                                                       Sincerely,
FirstName LastNameSachin Shah
                                                       Division of Corporation
Finance
Comapany NameBrookfield Renewable Partners L.P.
                                                       Office of Energy &
Transportation
June 19, 2020 Page 2
cc:       Mile T. Kurta
FirstName LastName